FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Required to File with Stock Exchange

Pursuant to the amendment to the listing rules of the Tokyo Stock Exchange (the “TSE”), the registrant, as a company listed on the TSE, is now required by the TSE to file, and did file on February 23, 2005, with the TSE a statement regarding timely disclosure.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: March 3, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

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(Translation)

Statement Regarding Timely Disclosure

February 23, 2005

To:	Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

3-6 Akasaka 2 Chome, Minato-ku, Tokyo
Address of Main Office

Komatsu Ltd.
Company Name

President & CEO

/s/ Masahiro Sakane
Name (Signature) and Title of Representative

Komatsu Ltd., hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and undertakes to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

Conditions in regard to Internal System

regarding Timely Disclosure of Corporate Information

(Attachment in regard to Statement Regarding Timely Disclosure)

February 23, 2005

Komatsu Ltd.
(Company Name)

6301 First Section in each TSE and OSE
(Cord Number)

The conditions in regard to the internal system regarding timely disclosure of corporate information of the Company are as follows:

[Internal system regarding timely disclosure]

The Company’s internal system regarding timely disclosure is as shown in the following diagram.

Information concerning material decisions, occurrences and financial statements in regard to the Company and its subsidiaries shall be reported to the Corporate Communications Department of the head office.

The General Manager of the Corporate Communications Department undertakes disclosure appropriately pursuant to laws and regulations and regulations for disclosure under the supervision of the Officer in charge of timely disclosure to stock exchanges, etc.

The Information Disclosure Committee governs information disclosure and is working to improve the level of information disclosure.

As a company to which the Sarbanes-Oxley Act is applied, the Company is steadily pursuing enhancement of internal control systems required in financial reporting. Directors, executive officers and senior officers of the Company work further towards enhancement of corporate governance by doubling as directors and statutory auditors in the major domestic and foreign subsidiaries, etc.

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(1) Information Disclosure Committee

«Functions of Information Disclosure Committee»

(i)	Preparation of guidelines regarding information disclosure;

(ii)	Determination of measures for disclosing material information; and

(iii)	Evaluation and review of disclosure documents designated by law.

«Members of Information Disclosure Committee»

Chairman:	General Manager, Corporate Planning Division (Director)
Committee:	Officer in charge of Corporate Communications and Investor Relations
(Officer in charge of timely disclosure to stock exchanges, etc.);
CFO;
General Manager, Corporate Controlling Department;
General Manager, Finance & Treasury Department;
General Manager, General Affairs Department;
General Manager, Legal Department; and
General Manager, Corporate Accounting Department
Secretariat:	General Manager, Corporate Communications Department

«Timing for Holding Meetings of Information Disclosure Committee»

(i)	Before the announcement of financial statements including quarter and half-year terms;

(ii)	Before the issue of material disclosure documents such as Securities Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan and annual reports on Form 20-F;

(iii)	When there are facts to be disclosed such as material decisions and occurences; or

(iv)	When there are items to be disclosed, not only limited to items required to be disclosed by law.

(2) Internal regulations in regard to information disclosure

The Company established “Komatsu’s Code of Worldwide Business Conduct” as business rules which all the employees of the Company and its subsidiaries must comply with and also made such Code available to the public on its website. It is specified in such Code that the “Komatsu Group will actively disclose corporate information to stakeholders such as shareholders (including investors) as much as possible within the limitations of protecting confidential information.” In addition, the Company established the “Code of Ethics for Senior Officers” and specified the rules that the executives and senior officers of the Company and its subsidiaries must comply with in order to make adequate information disclosure. Moreover, internal rules with respect to information disclosure have been established, so that material information concerning the Company and its subsidiaries is disclosed in a timely and appropriate manner.

End

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